ArcelorMittal confirms the transfer of debt as announced on 18 June 2008

Luxembourg, 30 October 2008 – In a press release dated 18 June 2008, ArcelorMittal announced that the principal borrowing vehicle of the Group would be ArcelorMittal, the ultimate holding company of the Group, and that a substantial portion of the debt of ArcelorMittal Finance would be transferred to ArcelorMittal.

ArcelorMittal confirms that the transfer of more than 80% of the outstanding debt from ArcelorMittal Finance to ArcelorMittal will occur on 31 October 2008, and that ArcelorMittal Finance will be released from its obligations in respect of such transferred debt.

ArcelorMittal also confirms that bonds currently issued under the name of ArcelorMittal Finance are expected to remain outstanding and at the level of ArcelorMittal Finance until their final maturity date.